NORTEL
  NETWORKS                                                     [LOGO]
Business without Boundaries                             Koor Industries Ltd.


News Release

www.nortelnetworks.com
----------------------


FOR IMMEDIATE RELEASE                                          November 5, 2003


For more information:

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Sabine Werb                           Orit Ben-Harush                      Yuval Yanai, CFO
Nortel Networks                       Nortel Networks                      Koor Industries Ltd.
+49 69 6697 1906                      +972 3 976 3491                      +972 3 9008 310
sabine.werb@nortelnetworks.com        orit.ben-harush@nortelnetworks.com   yuvaly@koor.com
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Nortel Networks, Koor Industries to Adjust Ownership in Israeli Operation to
Better Leverage Key Business Strategies

TEL AVIV, Israel - Nortel Networks [NYSE/TSX: NT] and Koor Industries [NYSE:KOR] today announced that they will reorganize their joint telecommunications activities in Israel. Under this reorganization, Nortel Networks will assume full ownership of Nortel Networks Israel (Sales and Marketing) Ltd., its joint venture with Koor Industries, by acquiring the remaining 28 per cent ownership interest currently held directly and indirectly by Koor Industries.

Nortel Networks Israel (Sales and Marketing) Ltd. is responsible for sales, marketing and support of Nortel Networks products in the Israeli market. Nortel Networks and Koor Industries will continue to work together through research and development and commercial agreements in Israel, mainly with Telrad Networks, a Koor Industries subsidiary.

"Nortel Networks has enjoyed a strong and growing presence in the European and Israeli markets for many years," said Steve Pusey, president, EMEA (Europe, Middle East, Africa), Nortel Networks. "This decision reinforces our commitment to this region. By establishing 100 percent ownership in Nortel Networks Israel, we are continuing to focus on growth markets with one of the industry's most comprehensive solutions portfolios."

"Koor Industries and its portfolio companies have a long-standing relationship with Nortel Networks in the local and international markets, both through their joint investment in Nortel Networks Israel (Sales and Marketing) Ltd. and through different development and marketing partnerships," said Jonathan Kolber, chief executive officer, Koor Industries. "We continue to work with Nortel Networks on a global basis, including identifying new and diverse areas for cooperation and mutual growth."

Koor Industries Ltd. is one of Israel's largest and leading investment holding companies, focusing on high-growth, internationally-oriented Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom [NASDAQ: ECIL] and wholly-owned Telrad Networks; in agrochemicals through Makhteshim Agan Industries [TASE: MAIN]; in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges.

Nortel Networks has been active in Israel for over 25 years. Customers include Cellcom, the largest Israeli Wireless operator, and Pelephone Telecommunications Ltd., which has deployed Nortel Networks CDMA2000 1X solution. Nortel Networks enterprise voice and data solutions are commonly found in Israel's largest organizations, including government offices, banks, hi-tech companies, insurance companies, industrial companies and Internet Service Providers (ISPs).

Nortel Networks is an industry leader and innovator focused on transforming how the world communicates and exchanges information. The Company is supplying its service provider and enterprise customers with communications technology and infrastructure to enable valued-added IP data, voice and multimedia services spanning Wireless Networks, Wireline Networks, Enterprise Networks and Optical Networks. As a global company, Nortel Networks does business in more than 150 countries. More information about Nortel can be found on the web at www.nortelnetworks.com.

Certain information included in this press release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the completion of the comprehensive review and the release of financial results and issuance of restated financial statements for 2000, 2001 and 2002 and the first and second quarters of 2003; the severity and duration of the industry adjustment and the continued reductions in spending by our customers; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring actions compared to the estimated costs of such actions; fluctuations in operating results and general industry, economic and market conditions and growth rates; negative impacts on our gross margins; the ability to recruit and retain qualified employees; fluctuations in cash flow, the level of outstanding debt and our current debt ratings; the ability to meet the financial covenant in our credit facilities; the use of cash collateral to support our normal course business activities; the dependence on our subsidiaries for funding; the impact of our defined benefit plans and our deferred tax assets on our results of operations, cash flows and compliance with our financial covenant; the ability to integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; barriers to international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of rationalization in the telecommunications industry; the dependence on new product development and our ability to predict market demand for particular products; the uncertainties of the Internet; the impact of the credit risks of our customers and the impact of customer financing and commitments; stock market volatility generally and as a result of acceleration of the settlement date or early settlement of our purchase contracts; the impact of the New York Stock Exchange minimum listing requirements and the proposed consolidation of our common shares; the impact of supply and outsourcing contracts that contain delivery and installation provisions, which, if not met, could result in the payment of substantial penalties or liquidated damages; the ability to obtain timely, adequate and reasonably priced component parts from suppliers and internal manufacturing capacity; the future success of our strategic alliances; and the adverse resolution of litigation and intellectual property disputes. For additional information with respect to certain of these and other factors, see the most recent Form 10-Q and Form 10-K filed by Nortel Networks with the United States Securities and Exchange Commission. Unless otherwise required by applicable securities laws, Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Use of the terms "partner" and "partnership" does not imply a legal partnership relationship between Nortel Networks and any other party.

*Nortel Networks, the Nortel Networks logo, the Globemark and Business Without Boundaries are trademarks of Nortel Networks.